Dechert LLP

811-03881
Branch 17

40-33

Chris Burdett
Direct Tel: (650) 813-4870
Direct Fax: (650) 813-4848
chris.burdett@dechert.com

March 10, 2005

VIA FEDERAL EXPRESS

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

05051232

BOSTON
BRUSSELS
CHARLOTTE
FRANKFURT
HARRISBURG
HARTFORD
LONDON
LUXEMBOURG
MUNICH
NEW YORK
NEWPORT BEACH
PALO ALTO
PARIS
PHILADELPHIA
PRINCETON
SAN FRANCISCO
WASHINGTON

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940, as amended

Dear Sir or Madam :

On behalf of Brent R. Harris, R. Wesley Burns, E. Philip Cannon, Vern O. Curtis, J. Michael Hagan and William J. Popejoy, enclosed is a copy of the Stipulation and [Proposed] Order Consolidating Dates for Responses to the Complaint and the relevant proof of service filed on March 9, 2005 in the U.S. District Court for the Central District of California (*Mutchka v. Harris,* Case Number SACV05-0034 JVS (ANx)). These pleadings are being filed pursuant to Section 33 of the Investment Company Act of 1940, as amended.

At the request of our individual clients, we are also making this filing on behalf of Pacific Investment Management Company (PIMCO).

If you have any questions regarding this filing, please contact me at (650) 813-4870.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Respectfully submitted,

Chris Burdett

Chris Burdett

DCB/kw

cc: Mohan V. Phansalkar, Esq. (with enclosures)
Robert A. Skinner, Esq. (with enclosures)

103676.1.PAL_17 3/10/05 3:39

Gidon M. Caine, State Bar No. 18[illegible]
Dechert LLP
975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: 650.813.4800
Facsimile: 650.813.4848

LODGED
MAR - 9 2005
CLERK, U.S. DISTRICT COURT CENTRAL DISTRICT OF CALIFORNIA SANTA ANA

SEC MAIL PROCESSING SECTION RECEIVED MAR 11 2005 WASH, D.C. 202

Attorney for Defendants BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, and WILLIAM J. POPEJOY

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SOUTHERN DIVISION -- SANTA ANA

CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, AND JOHN DOES NO. 1 through 100, Defendants.	Case No. SACV05-0034 JVS (ANx) **STIPULATION AND [PROPOSED] ORDER CONSOLIDATING DATES FOR RESPONSES TO THE COMPLAINT**

STIPULATION

WHEREAS plaintiffs Charles Mutchka and Pauline Mutchka, on behalf of themselves and all others similarly situated ("Plaintiffs") filed this action on January 10, 2005, and represent that they have served it on the following defendants: Pacific Investment Management Company LLC (sued here as Pacific Investment Management Company (PIMCO)); PA Fund Management LLC, NFJ Investment Group LP; Nicholas-Applegate Capital Management LLC; Cadence Capital Management LLC; and RCM Capital Management LLC (collectively the "Corporate Defendants");

WHEREAS, pursuant to a Stipulation and Order entered by this Court on February 11, 2005, the time for the Corporate Defendants to answer or otherwise respond to the Complaint was extended to March 9, 2005;

WHEREAS the following defendants have not yet been served, but have agreed to waive service of process pursuant to Fed. R. Civ. P. 4(d): Brent R. Harris; R. Wesley Burns; David C. Flattum; E. Phillip Cannon; Vern O. Curtis; J. Michael Hagan; William J. Popejoy; Donald P. Carter; Gary A. Childress; Theodore J. Coburn; W. Bryant Stooks; and Gerald M. Thorne (collectively, the "Individual Defendants");

WHEREAS Defendants' counsel desire to perform a thorough investigation into the facts and issues surrounding the Complaint before filing the Defendants' response to the Complaint;

WHEREAS all parties and the Court would benefit from consolidation of the dates upon which the Corporate Defendants and the Individual Defendants must answer or otherwise respond to the Complaint; and

WHEREAS the requested extension would have no effect on any schedule for the case;

///

///

NOW THEREFORE, THE PARTIES, BY AND THROUGH THEIR UNDERSIGNED COUNSEL, HEREBY STIPULATE AND AGREE AS FOLLOWS:

Pursuant to Fed. R. Civ. P. 4(d) and Central District of California Civil Local Rules 7-1 and 8-3, the Corporate Defendants and Individual Defendants shall have until April 8, 2005 to answer or otherwise respond to the Complaint.

DATED: March 8, 2005

KIESEL, BOUCHER & LARSON, LLP

By: ______________________

Paul R. Kiesel (SBN 119854)
William L. Larson (SBN 119951)
Patrick DeBlase (SBN 167138)
8648 Wilshire Boulevard
Beverly Hills, California 90211-2910
Telephone: (310) 854-4444
Facsimile: (310) 854-0812

and

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Avenue, Suite 1100
Dallas, Texas 75219-4281
Telephone: (214) 521-3605
Facsimile: (214) 520-1181

And

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11131 Arcade Drive, Suite 200
Little Rock, Arkansas 72212
Telephone: (501) 312-8500
Facsimile: (501) 312-8505

Attorney for Plaintiffs
CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated

DECHERT LLP
ATTORNEYS AT LAW
PALO ALTO

DATED: March 7, 2005

ROPES & GRAY LLP

By: ______________________

Robert A. Skinner
Petition for Admission *Pro Hac Vice*
To be filed
One International Place
Boston, Massachusetts 02110-2624
Telephone : (617) 951-7560
Facsimile: (617) 951-7050

Attorneys for Defendants
DAVID C. FLATTUM, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, and RMC CAPITAL MANAGEMENT LLC

DATED: March 8, 2005

____

Mohan Vijay Phansalkar (SBN 131417)
840 Newport Center Drive
Suite 300
Newport Beach, California 92658-6430
Telephone: (949) 720-6180
Facsimile: (949) 720-4590

Attorney for Defendant
PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, sued as PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO)

DATED: March 8, 2005 DECHERT LLP

By: [signature]
Gidon M. Caine

975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: (650) 813-4854
Facsimile: (650) 813-4848

Attorneys for Defendants
BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, and WILLIAM J. POPEJOY

ORDER

IT IS SO ORDERED:

DATED: _______________, 2005

____
HON. JAMES V. SELNA

Gidon M. Caine, State Bar No. 188110
Dechert LLP
975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: 650.813.4800
Facsimile: 650.813.4848

Attorney for Defendants
BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, and WILLIAM J. POPEJOY

FILED
CLERK, U.S. DISTRICT COURT
MAR - 9 2005
CENTRAL DISTRICT OF CALIFORNIA
BY DEPUTY

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SOUTHERN DIVISION – SANTA ANA

CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, AND JOHN DOES NO. 1 through 100, Defendants.	Case No. SACV05-0034 JVS (ANx) **PROOF OF SERVICE BY MAIL**

Case Name: <u>MUTCHKA V. HARRIS</u>
Case No.: **SACV05-0034 JVS (ANx)**

PROOF OF SERVICE

The undersigned certifies and declares as follows

I am employed in the County of Santa Clara, State of California. I am over the age of 18 and not a party to the within action. My business address is 975 Page Mill Road, Palo Alto, California 94304.

On March 8, 2005, I served on interested parties in said action the within:

STIPULATION AND [PROPOSED] ORDER CONSOLIDATING DATES FOR RESPONSES TO THE COMPLAINT

Attorneys:	Representing:
Paul R. Kiesel (SBN 119854) William L. Larson (SBN 119951) Patrick DeBlase (SBN 167138) 8648 Wilshire Boulevard Beverly Hills, California 90211-2910	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA
Randall K. Pulliam BARON & BUDD, P.C. 3102 Oak Lawn Avenue, Suite 1100 Dallas, Texas 75219-4281	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA
J. Allen Carney, Esq. Hank Bates, Esq. CAULEY BOWMAN CARNEY & WILLIAMS, LLP 11131 Arcade Drive, Suite 200 Little Rock, Arkansas 72212	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA

Attorneys:	Representing:
Robert A. Skinner ROPES & GRAY Petition for Admission *Pro Hac Vice* To be filed One International Place Boston, Massachusetts 02110-2624	Attorneys for Defendants DAVID C. FLATTUM, DONALD P., CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, and RMC CAPITAL MANAGEMENT LLC
Mohan Vijay Phansalkar, Esq. 840 Newport Center Drive, Suite 300 Newport Beach, California 92658-6430	Attorney for Defendant PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, sued as PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO)

[X] **By U.S. Mail, According to Normal Business Practices.** On the above date, at my place of business at the above address, I sealed the above document(s) in an envelope addressed to the above, and I placed that sealed envelope for collection and mailing following ordinary business practices, for deposit with the U.S. Postal Service. I am readily familiar with the business practice at my place of business for the collection and processing of correspondence for mailing with the U.S. Postal Service. Correspondence so collected and processed is deposited with the U.S. Postal Service the same day in the ordinary course of business, postage fully prepaid.

I certify and declare under the penalty of perjury that the foregoing is true and correct.

Executed on March 8, 2005, at Palo Alto, California.

Karen J. Whidbee

KAREN J. WHIDBEE

Dechert LLP

Chris Burdett
Direct Tel: (650) 813-4870
Direct Fax: (650) 813-4848
chris.burdett@dechert.com

March 10, 2005

VIA FEDERAL EXPRESS

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940, as amended

Dear Sir or Madam :

On behalf of Brent R. Harris, R. Wesley Burns, E. Philip Cannon, Vern O. Curtis, J. Michael Hagan and William J. Popejoy, enclosed is a copy of the Stipulation and [Proposed] Order Consolidating Dates for Responses to the Complaint and the relevant proof of service filed on March 9, 2005 in the U.S. District Court for the Central District of California (*Mutchka v. Harris,* Case Number SACV05-0034 JVS (ANx)). These pleadings are being filed pursuant to Section 33 of the Investment Company Act of 1940, as amended.

At the request of our individual clients, we are also making this filing on behalf of Pacific Investment Management Company (PIMCO).

If you have any questions regarding this filing, please contact me at (650) 813-4870.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Respectfully submitted,

Chris Burdett

Chris Burdett

DCB/kw

cc: Mohan V. Phansalkar, Esq. (with enclosures)
Robert A. Skinner, Esq. (with enclosures)

103676.1.PAL_17 3/10/05 3:39

Gidon M. Caine, State Bar No. 18[illegible]
Dechert LLP
975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: 650.813.4800
Facsimile: 650.813.4848

Attorney for Defendants
BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, and WILLIAM J. POPEJOY

LODGED
MAR - 9 2005
CLERK, U.S. DISTRICT COURT
CENTRAL DISTRICT OF CALIFORNIA

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SOUTHERN DIVISION -- SANTA ANA

CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, AND JOHN DOES NO. 1 through 100, Defendants.	Case No. SACV05-0034 JVS (ANx) **STIPULATION AND [PROPOSED] ORDER CONSOLIDATING DATES FOR RESPONSES TO THE COMPLAINT**

SEC MAIL PROCESSING
RECEIVED
MAR 11 2005
SECTION

STIPULATION

WHEREAS plaintiffs Charles Mutchka and Pauline Mutchka, on behalf of themselves and all others similarly situated ("Plaintiffs") filed this action on January 10, 2005, and represent that they have served it on the following defendants: Pacific Investment Management Company LLC (sued here as Pacific Investment Management Company (PIMCO)); PA Fund Management LLC, NFJ Investment Group LP; Nicholas-Applegate Capital Management LLC; Cadence Capital Management LLC; and RCM Capital Management LLC (collectively the "Corporate Defendants");

WHEREAS, pursuant to a Stipulation and Order entered by this Court on February 11, 2005, the time for the Corporate Defendants to answer or otherwise respond to the Complaint was extended to March 9, 2005;

WHEREAS the following defendants have not yet been served, but have agreed to waive service of process pursuant to Fed. R. Civ. P. 4(d): Brent R. Harris; R. Wesley Burns; David C. Flattum; E. Phillip Cannon; Vern O. Curtis; J. Michael Hagan; William J. Popejoy; Donald P. Carter; Gary A. Childress; Theodore J. Coburn; W. Bryant Stooks; and Gerald M. Thorne (collectively, the "Individual Defendants");

WHEREAS Defendants' counsel desire to perform a thorough investigation into the facts and issues surrounding the Complaint before filing the Defendants' response to the Complaint;

WHEREAS all parties and the Court would benefit from consolidation of the dates upon which the Corporate Defendants and the Individual Defendants must answer or otherwise respond to the Complaint; and

WHEREAS the requested extension would have no effect on any schedule for the case;

///

///

NOW THEREFORE, THE PARTIES, BY AND THROUGH THEIR UNDERSIGNED COUNSEL, HEREBY STIPULATE AND AGREE AS FOLLOWS:

Pursuant to Fed. R. Civ. P. 4(d) and Central District of California Civil Local Rules 7-1 and 8-3, the Corporate Defendants and Individual Defendants shall have until April 8, 2005 to answer or otherwise respond to the Complaint.

DATED: March 8, 2005

KIESEL, BOUCHER & LARSON, LLP

By: [signature]
Paul R. Kiesel (SBN 119854)
William L. Larson (SBN 119951)
Patrick DeBlase (SBN 167138)
8648 Wilshire Boulevard
Beverly Hills, California 90211-2910
Telephone: (310) 854-4444
Facsimile: (310) 854-0812

and

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Avenue, Suite 1100
Dallas, Texas 75219-4281
Telephone: (214) 521-3605
Facsimile: (214) 520-1181

And

J. Allen Carney
Hank Bates
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11131 Arcade Drive, Suite 200
Little Rock, Arkansas 72212
Telephone: (501) 312-8500
Facsimile: (501) 312-8505

Attorney for Plaintiffs
CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated

DATED: March 7, 2005

ROPES & GRAY LLP

By: [signature]

Robert A. Skinner
Petition for Admission *Pro Hac Vice*
To be filed
One International Place
Boston, Massachusetts 02110-2624
Telephone : (617) 951-7560
Facsimile: (617) 951-7050

Attorneys for Defendants
DAVID C. FLATTUM, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, and RMC CAPITAL MANAGEMENT LLC

DATED: March 8, 2005

Mohan Vijay Phansalkar, [signature]

Mohan Vijay Phansalkar (SBN 131417)
840 Newport Center Drive
Suite 300
Newport Beach, California 92658-6430
Telephone: (949) 720-6180
Facsimile: (949) 720-4590

Attorney for Defendant
PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, sued as PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO)

DATED: March 8, 2005 DECHERT LLP

By: /s/ Gidon M. Caine
Gidon M. Caine

975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: (650) 813-4854
Facsimile: (650) 813-4848

Attorneys for Defendants BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, and WILLIAM J. POPEJOY

ORDER

IT IS SO ORDERED:

DATED: _______________, 2005

____
HON. JAMES V. SELNA

Gidon M. Caine, State Bar No. 188110
Dechert LLP
975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: 650.813.4800
Facsimile: 650.813.4848

Attorney for Defendants
BRENT R. HARRIS, R. WESLEY BURNS, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, and WILLIAM J. POPEJOY

UNITED STATES DISTRICT COURT

CENTRAL DISTRICT OF CALIFORNIA

SOUTHERN DIVISION – SANTA ANA

CHARLES MUTCHKA and PAULINE MUTCHKA, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. BRENT R. HARRIS, R. WESLEY BURNS, DAVID C. FLATTUM, E. PHILIP CANNON, VERN O. CURTIS, J. MICHAEL HAGAN, WILLIAM J. POPEJOY, DONALD P. CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD THORNE, PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO), PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS-APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, RCM CAPITAL MANAGEMENT LLC, AND JOHN DOES NO. 1 through 100, Defendants.	Case No. SACV05-0034 JVS (ANx) **PROOF OF SERVICE BY MAIL**

Case Name: <u>MUTCHKA V. HARRIS</u>
Case No.: SACV05-0034 JVS (ANx)

PROOF OF SERVICE

The undersigned certifies and declares as follows

I am employed in the County of Santa Clara, State of California. I am over the age of 18 and not a party to the within action. My business address is 975 Page Mill Road, Palo Alto, California 94304.

On March 8, 2005, I served on interested parties in said action the within:

STIPULATION AND [PROPOSED] ORDER CONSOLIDATING DATES FOR RESPONSES TO THE COMPLAINT

Attorneys:	Representing:
Paul R. Kiesel (SBN 119854) William L. Larson (SBN 119951) Patrick DeBlase (SBN 167138) 8648 Wilshire Boulevard Beverly Hills, California 90211-2910	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA
Randall K. Pulliam BARON & BUDD, P.C. 3102 Oak Lawn Avenue, Suite 1100 Dallas, Texas 75219-4281	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA
J. Allen Carney, Esq. Hank Bates, Esq. CAULEY BOWMAN CARNEY & WILLIAMS, LLP 11131 Arcade Drive, Suite 200 Little Rock, Arkansas 72212	Attorney for Plaintiffs CHARLES MUTCHKA and PAULINE MUTCHKA

Attorneys:	Representing:
Robert A. Skinner ROPES & GRAY Petition for Admission *Pro Hac Vice* To be filed One International Place Boston, Massachusetts 02110-2624	Attorneys for Defendants DAVID C. FLATTUM, DONALD P., CARTER, GARY A. CHILDRESS, THEODORE J. COBURN, W. BRYANT STOOKS, GERALD M. THORNE, PA FUND MANAGEMENT LLC, NFJ INVESTMENT GROUP LP, NICHOLAS APPLEGATE CAPITAL MANAGEMENT LLC, CADENCE CAPITAL MANAGEMENT LLC, and RMC CAPITAL MANAGEMENT LLC
Mohan Vijay Phansalkar, Esq. 840 Newport Center Drive, Suite 300 Newport Beach, California 92658-6430	Attorney for Defendant PACIFIC INVESTMENT MANAGEMENT COMPANY LLC, sued as PACIFIC INVESTMENT MANAGEMENT COMPANY (PIMCO)

[X] **By U.S. Mail, According to Normal Business Practices.** On the above date, at my place of business at the above address, I sealed the above document(s) in an envelope addressed to the above, and I placed that sealed envelope for collection and mailing following ordinary business practices, for deposit with the U.S. Postal Service. I am readily familiar with the business practice at my place of business for the collection and processing of correspondence for mailing with the U.S. Postal Service. Correspondence so collected and processed is deposited with the U.S. Postal Service the same day in the ordinary course of business, postage fully prepaid.

I certify and declare under the penalty of perjury that the foregoing is true and correct.

Executed on March 8, 2005, at Palo Alto, California.

Karen J. Whidbee

KAREN J. WHIDBEE